                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                                   ----------

                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)


                              SHELTER PROPERTIES II
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   ----------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*   $3,523,489                Amount of Filing Fee: $704.70

--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 7,340.60 units of limited partnership interest of the subject partnership for $480 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:  $704.70          Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D    Date Filed:  July 8, 1999




                         (Continued on following pages)

CUSIP No.   NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                                      [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  622

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  2.3%


10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.  NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)    [ ]
                                                                      (b)    [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                                      [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  622

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  2.3%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  INSIGNIA PROPERTIES, L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,086.50

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  40.3%

10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,086.50

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  40.3%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,708.50

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  42.6%

10.      TYPE OF REPORTING PERSON

                  CO

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 14 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment Nol. 2 and the Final Amendment to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Shelter Properties II (the "Partnership"); and (b) Amendment No. 14 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 1995, by Insignia Financial Group, Inc. ("Insignia") and SP II Acquisition, L.L.C. ("SP II"), as amended by (i) Amendment No. 1, filed with the Commission on June 14, 1995, by Insignia and SP II, (ii) Amendment No. 2, filed with the Commission on June 21, 1995 by Insignia and SP II, (iii) Amendment No. 3, filed with the Commission on July 12, 1995 by Insignia and SP II, (iv) Amendment No. 4, filed with the Commission on November 22, 1995 by Insignia and SP II, (v) Amendment No. 5, filed with the Commission on April 24, 1997 by Insignia, Insignia Properties, L.P. ("IPLP"), SP II, Insignia Properties Trust ("IPT") and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on June 20, 1997 by Insignia, IPLP, IPT and Andrew L. Farkas, (vii) Amendment No.7, filed with the Commission on July 21, 1998 by Cooper River Properties, L.L.C. ("Cooper River"), Insignia, IPLP, IPT and Andrew
L. Farkas, (viii) Amendment No. 8, filed with the Commission on August 18, 1998 by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on August 24, 1998 by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on September 24, 1998 by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas,
(xi) Amendment No. 11, filed with the Commission on October 26, 1998 by Cooper River, IPLP, IPT,, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xii) Amendment No. 12, filed with the Commission on June 10, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xiii) Amendment No. 13, filed with the Commission on July 8, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b)At 5:00 p.m., New York time, on Wednesday, July 14, 1999, the offer expired pursuant to its terms. A total of 408 Units, representing approximately 1.5% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $480 per Unit.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1999
                                                 COOPER RIVER PROPERTIES, L.L.C.

                                                 By:  /s/ Patrick J. Foye
                                                    ----------------------------
                                                      Executive Vice President

                                                 AIMCO/IPT, INC.

                                                 By:  /s/ Patrick J. Foye
                                                    ----------------------------
                                                      Executive Vice President

                                                 INSIGNIA PROPERTIES, L.P.

                                                 By:  AIMCO/IPT, INC.
                                                    ----------------------------
                                                      (General Partner)

                                                 By:  /s/ Patrick J. Foye
                                                    ----------------------------
                                                      Executive Vice President

                                                 AIMCO PROPERTIES, L.P.

                                                 By: AIMCO-GP, INC.
                                                    ----------------------------
                                                      (General Partner)

                                                 By:  /s/ Patrick J. Foye
                                                    ----------------------------
                                                      Executive Vice President

                                                 AIMCO-GP, INC.

                                                 By:  /s/ Patrick J. Foye
                                                    ----------------------------
                                                      Executive Vice President

                                                 APARTMENT INVESTMENT
                                                 AND MANAGEMENT COMPANY

                                                 By:  /s/ Patrick J. Foye
                                                    ----------------------------
                                                      Executive Vice President